April 26, 2012

DIRECT DIAL: 212.451.2300
EMAIL: SWOLOSKY@OLSHANLAW.COM

VIA EDGAR, UPS AND ELECTRONIC MAIL

Mellissa Campbell Duru, Esq.
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	AOL Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed April 20, 2012 by Starboard Value and Opportunity Master Fund Ltd et al.
Additional Soliciting Materials on Schedule 14A
Filed April 10, 2012
File No. 001-34419

Dear Ms. Duru:

We acknowledge receipt of the letter of comment dated April 25, 2012 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Starboard and provide the following response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A, filed on the date hereof (the “Proxy Statement”).  Capitalized terms used herein and not separately defined have the meanings given to them in the Proxy Statement.  Our responses are numbered to correspond to your comments.

General

1.	We await the clarifications you reference will be made in amendments to your preliminary proxy statement as noted in your responses to prior comments 3, 13, 26 and 27.

We acknowledge the Staff’s comment and have revised the Proxy Statement and Proxy Card to identify Starboard’s three nominees and the Company nominees for whom proxies will not be voted.  See Letter to Stockholders, pages 1, 2, 14, 15 and 16 of the Proxy Statement, and the Proxy Card.

2.
We note your response to prior comment 2 but continue to believe that additional disclosure is necessary regarding your statement that the participants are “significant” shareholders in order to provide sufficient context regarding your beneficial ownership. Please revise to indicate the percentage of shares owned by the participants each time you describe the participants as significant shareholders.

We acknowledge the Staff’s comment.  In order to provide additional context regarding Starboard’s beneficial ownership, we have revised the Proxy Statement to indicate the percentage of shares owned by the Participants in each instance where we describe the Participants as significant shareholders. See page 14 of the Proxy Statement.

April 26, 2012

Reasons for the Solicitation, page 7

3.	We note your response to prior comment 4 and have the following comments:

•
Please clarify your statement that Starboard has established a strong track record of creating stockholder value at many public companies over the past ten years given that Starboard was founded in February 2011.

We acknowledge the Staff’s comment and have revised the Proxy Statement to clarify that the successful ten-year track record of Starboard’s investment team was established both prior to and following Starboard’s spin-off from its predecessor.  See Letter to Stockholders.

•
We note that you continue to state that AOL’s Display business is currently losing over $500 million per year without characterizing it as your estimate and/or your belief in the letter to the stockholders and within the proxy. Please revise throughout your proxy statement and ensure that all future soliciting materials characterize this estimate and all others pertaining to the valuation of AOL businesses as estimates.

We acknowledge the Staff’s comment and have made revisions throughout the Proxy Statement to consistently characterize all references to AOL’s Display business’ losses of over $500 million per year as Starboard’s estimate and/or belief.  See Letter to Stockholders and pages 10 and 11 of the Proxy Statement.

We further confirm that in all future soliciting materials we will characterize AOL’s Display business’ losses of over $500 million as Starboard’s estimate and/or belief.

•
We note that you continue to state that AOL’s Display business is generating “substantial” and “massive” losses throughout the proxy statement without stating that these are based on estimates generated by Starboard and/or analysts’ reports.  Please revise to more clearly disclose the source of these estimates wherever such estimates are cited in the proxy statement and future soliciting materials.

We acknowledge the Staff’s comment and have revised the Proxy Statement to more clearly disclose the source of estimates of “substantial” and “massive” losses in AOL’s Display business wherever such estimates are cited throughout the Proxy Statement.  See Letter to Stockholders and pages 4, 7, 8, 9 and 11 of the Proxy Statement.  Starboard further confirms that all future soliciting materials will clearly identify the source of any such estimates.

April 26, 2012

4.
Please refer to prior comment 8 and further revise your tabular data to more prominently disclose, if true, that the information is based on third-party estimates. Also, it appears that you have not indicated on the chart on page 9 that the “2011 Adjusted EBITDA (excluding estimated Display losses)” and the “EV/2011 Adjusted EBITDA (excluding estimated Display losses)” are all estimates by Starboard based on your estimate of the company’s Display losses. Please revise.

We acknowledge the Staff’s comment and confirm that Starboard has provided disclosure of all instances where information is based on third-party estimates.  Further, we have revised the chart on page 9 of the Proxy Statement to identify all estimates by Starboard.  See page 9 of the Proxy Statement.

5.
Please reconcile disclosure regarding the implied valuation of 1.1x enterprise value to EBITDA, with the tabular data corresponding to the same line item, which references an EV/2011 Adjusted EBITDA of 1.2x.

We acknowledge the Staff’s comment and have revised the Proxy Statement to reconcile Starboard’s disclosure regarding the implied valuation of enterprise value to EBITDA.  See page 9 of the Proxy Statement.

6.
Further to our comments above, please revise to expand your disclosure regarding the material assumptions, methodologies and qualifications you used to derive the estimates in your filing. For example, more specifically disclose the “moderately declining churn rates, average revenue per user, and EBITDA margins” used in the valuation of the Access business disclosed on page 9. Also, disclose the methodology and assumptions used to calculate the $545 million in estimated Display losses, which appear to factor in additional assumptions related to the pro forma cash proceeds expected from the patent sale. Finally, disclose how you derived the estimated revenues and EBITDA for Patch and the other businesses and any underlying assumptions you are making in the chart on page 10.

We acknowledge the Staff’s comment and have revised the Proxy Statement to expand our disclosure accordingly.  See pages 9 and 10 of the Proxy Statement.

7.
You conclude that the “illustrative valuation framework demonstrates that stockholders do not appear to be currently valuing AOL as a going concern or ascribing any value to its Display business.” Your conclusion does not appear to follow based on the disclosure and explanations you have currently disclosed. As noted above, please clarify the basis for your opinion by explaining the range of assumptions you are making.

We acknowledge the Staff’s comment and have revised the Proxy Statement to remove the statement referenced in the Staff’s comment.  See page 10 of the Proxy Statement.

8.
We note your response to prior comment 9 and disagree with your conclusion that non-GAAP reconciliation is not required in your proxy statement filing. Please provide a presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP and a reconciliation of the differences between the non-GAAP financial measures with the most comparable financial measure calculated. Refer to Item 10(e) of Regulation S-K.

We acknowledge the Staff’s comment.  While we continue to question the Staff’s position that Regulation G and Item 10(e) of Regulation S-K would apply to filings made by a dissident in the context of a proxy solicitation1, we acknowledge the Staff’s concern that Starboard present certain additional information in its Proxy Statement to help stockholders to better understand how Starboard arrived at the non-GAAP financial measures, including Access DCF Value and 2011 EBITDA (excluding estimated Display losses), and any other material  information that may help stockholders compare the non-GAAP financial measures used by Starboard to certain financial measures that have been publicly disclosed by the Company.

Accordingly, we have revised the Proxy Statement to include two footnotes on page 10 of the Proxy Statement that detail the methodology by which Starboard arrived at its estimate of a more than $500 million loss of EBITDA in 2011 in AOL’s Display business and at its estimate for Patch losses of $145 million to $150 million.  In the table entitled “Access Valuation Net Cash vs Current Market Value” on page 9 of the Proxy Statement, Starboard has provided additional detail in Footnote 1 regarding its assumptions and estimates in arriving at Access DCF Value.  Furthermore, Starboard has included a Schedule III to its Proxy Statement which provides a reconciliation of the Company’s stated 2011 GAAP Operating Income to non-GAAP adjusted OIBDA, or EBITDA.

1 Rule 100 of Regulation G covers the use of non-GAAP financial measures by “a registrant, or person acting on its behalf” (emphasis added).  We have comprehensively reviewed Final Rule Releases, Staff Interpretations and treatises, and have not come across any learning or analysis that indicates a dissident in a proxy contest would be deemed a “registrant” or “person acting on behalf of a registrant” such that Rule 100 of Regulation G would apply to such dissident in a proxy solicitation with respect to any non-GAAP financial measures that may be included in its proxy statement on Schedule 14A.

April 26, 2012

9.
In response to prior comment 10, you indicate that you relied on a research report by Needham dated September 6, 2011. Please revise the chart on page 11 to specifically identify the source of information regarding the acquisitions and that these are estimates that have not all been confirmed by company filings. In this regard, we note that the company has not specifically disclosed the individual purchase prices of TechCrunch, Thing Labs, Inc. Pictela and About.me, Inc.

We acknowledge the Staff’s comment and have removed the referenced table from the Proxy Statement.  See page 11 of the Proxy Statement.  Further, we have revised the Proxy Statement to identify the research report by Needham dated September 6, 2011 as a source that Starboard relied on.  See page 11 of the Proxy Statement.

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

Enclosure

cc:           Jeffrey C. Smith